Exhibit 99.1

Stockholm, Sweden

February 24, 2022

Year-End Report, 2021

Calliditas became the first Company to receive accelerated approval in IgA Nephropathy.

“The accelerated approval of TARPEYO was for the indication of reduction of proteinuria, which was the endpoint of Part A of the trial, in adult patients with IgA nephropathy with risk of rapid progression, which is characterized as generally UPCR ≥ 1.5 g/g. It is well established that patients with higher levels of proteinuria have a worse outlook and prognosis as they tend to experience a more rapid decline of their kidney function, as measured by eGFR. These patients are therefore at considerable risk of progressing to ESRD, resulting in the need for dialysis or transplantation. We are obviously thrilled to be able to bring a medication to all these patients, who before now did not have any approved treatment options that addressed their illness.

This undertaking has taken well over a decade to reach patients and is the result of the incredibly hard work and dedication of a diverse and extraordinary group of people, working as a team towards a common goal. It has been a privilege to help guide and participate in this amazing journey over the last 4 years, and I am confident that this is just the beginning of our evolution into a broad-based biopharma business with the requisite talent, resources and science to continue to deliver enduring value to all of our stakeholders.”

Renée Aguiar-Lucander, CEO

Summary of Q4 2021

October 1 – December 31, 2021

-	Net sales amounted to SEK 31.2 million and SEK 0.4 million for the three months ended December 31, 2021 and 2020, respectively.

-	Operating loss amounted to SEK 222.1 million and SEK 135.9 million for the three months ended December 31, 2021 and 2020, respectively.

-	Loss per share before and after dilution amounted to SEK 4.19 and SEK 3.41 for the three months ended December 31, 2021 and 2020, respectively.

-	Cash amounted to SEK 955.5 million and SEK 996.3 million as of December 31, 2021 and 2020, respectively.

Significant events during Q4 2021, in summary

-	In December 2021, Calliditas announced that the US Food and Drug Administration (FDA) had granted accelerated approval for TARPEYO (budesonide) delayed release capsules indicated to reduce proteinuria in adults with primary immunoglobulin A nephropathy (IgAN) at risk of rapid disease progression, generally a urine protein-to-creatinine ratio (UPCR) ≥1.5g/g. TARPEYO is the first and only FDA-approved treatment for this disease and was designed specifically to target the origin of IgA nephropathy. This approval marked the successful transition for Calliditas to a commercial-stage biopharmaceutical company.

Investor Presentation February 24, 2022, 14:30 CET

Audio cast with teleconference, Q4 2021

Webcast: https://tv.streamfabriken.com/calliditas-therapeutics-q4-2021

Teleconference: SE: +46850558354 UK: +443333009269 US: +16467224902

Financial calendar

Publication of the Annual Report 2021	April 27, 2022
Interim Report for the period January 1 – March 31, 2022	May 18, 2022
Annual General Meeting 2022	May 19, 2022
Interim Report for the period January 1 – June 30, 2022	August 18, 2022
Interim Report for the period January 1 – September 30, 2022	November 17, 2022

For further information, please contact:

Marie Galay, IR Manager, Calliditas

Tel.: +44 79 55 12 98 45, email: marie.galay@calliditas.com

Mikael Widell, Investor Relations

Tel: +46 703 11 99 60, email: mikael.widell@calliditas.com

The information was sent for publication, through the agency of the contact persons set out above, on February 24, 2022 at 07:00 a.m. CET.

About Calliditas

Calliditas Therapeutics is a biopharma company based in Stockholm, Sweden focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. Calliditas’ lead product, TARPEYO, has been approved by the FDA as the first and only treatment of IgA nephropathy (IgAN), indicated for reduction of proteinuria in adults with primary IgAN at risk of rapid disease progression, generally a UPCR of ≥1.5g/gram. Calliditas has also filed a marketing authorization application (MAA) with the European Medicines Agency (EMA) for this drug product. Additionally, Calliditas has initiated a clinical trial with NOX inhibitor product candidate setanaxib in primary biliary cholangitis and plans to also initiate a study with setanaxib in head and neck cancer. Calliditas is listed on Nasdaq Stockholm (ticker: CALTX) and the Nasdaq Global Select Market (ticker: CALT).

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding Calliditas’ strategy, commercialization efforts, business plans, regulatory submissions, clinical development plans and focus. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties, and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, any related to Calliditas’ business, operations, continued FDA approval for TARPEYO, market acceptance of TARPEYO, clinical trials, supply chain, strategy, goals and anticipated timelines, competition from other biopharmaceutical companies, and other risks identified in the section entitled “Risk Factors” in Calliditas’ reports filed with the Securities and Exchange Commission. Calliditas cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. Calliditas disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Any forward-looking statements contained in this press release represent Calliditas’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date.